UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-19406

Zebra Technologies Corporation

(Exact name of registrant as specified in its charter)

475 Half Day Road, Suite 500

Lincolnshire, Illinois 60069

(847) 634-6700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests under the Zebra Technologies Corporation Profit Sharing and Savings Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None (The Profit Sharing and Savings Plan has terminated the option to invest in shares of Class A Common Stock, par value $.01 per share, of Zebra Technologies Corporation).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Zebra Technologies Corporation Profit Sharing and Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 9, 2010	Zebra Technologies Corporation Profit Sharing and Savings Plan

	By:	/s/ Jim L. Kaput
Plan Administrator